UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2008

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CORPORATE EVENTS CALENDAR

Company Name	CPFL ENERGIA S.A.
Headquarters address	Rua Gomes de Carvalho, nº 1510 – 14º andar – Conj. 1402 São Paulo – SP
Website	www.cpfl.com.br/ir
Investor Relations Officer	Name: José Antonio de Almeida Filippo
E-mail: jfilippo@cpfl.com.br
Telephone(s): 55 + (19) 3756-8700
Fax: 55 + (19) 3756-8777
Responsible for the Investor Relations Area	Name: Gustavo Estrella
E-mail: gustavoestrella@cpfl.com.br
Telephone(s): 55 + (19) 3756-8704
Fax: 55 + (19) 3756-6089
Newspapers in which corporate facts are published	Diário Oficial do Estado de São Paulo – DOE Valor Econômico
Pursuant to the Arbitration Clause in the Company’s By-laws, the Company is bound to submit all matters of arbitration to the Market Arbitration Chamber.

Annual Financial Statements and Consolidated Financial Statements, if applicable, for the fiscal year ended December 31, 2007
EVENT	DATE
Delivery to BOVESPA/CVM	02/19/2008
Publication	02/20/2008

Standardized Financial Statements for the fiscal year ended December 31, 2007
EVENT	DATE
Delivery to the BOVESPA/CVM	02/19/2008

Annual Financial Statements and Consolidated Financial Statements, if applicable, in accordance with international accounting standards, for the fiscal year ended December 31, 2007
EVENT	DATE
Delivery to the BOVESPA/CVM	04/30/2008

Shareholder payments related to the results of the fiscal year ended December 31, 2007
Payment	Event-Date	Amount (R$)	Value in R$/share	Payment date
			ON
Dividends	BDM– 08/01/2007	842 million	1.755837558	09/28/2007
Dividends	BDM– 02/18/2008	To be defined	To be defined	To be defined

Annual Information for the fiscal year ended December 31, 2007
EVENT	DATE
Delivery to the BOVESPA/CVM	04/30/2008

Quarterly Information
EVENT	DATE
Delivery to the BOVESPA/CVM
For the 1st quarter	05/12/2008
For the 2nd quarter	08/06/2008
For the 3rd quarter	11/05/2008

Quarterly information in English according to international standards
EVENT	DATE
Delivery to the BOVESPA/CVM
For the 1st quarter	05/12/2008
For the 2nd quarter	08/06/2008
For the 3rd quarter	11/05/2008

General Shareholders’ Meeting
EVENT	DATE
Delivery of the Call Notice to the BOVESPA, accompanied by the management proposal, if applicable	02/20/2008
Publication of the Call Notice	02/20/2008
General Shareholders’ Meeting	04/01/2008
Delivery of the main resolutions from the General Shareholders’ Meeting to the BOVESPA/CVM	04/01/2008
Delivery of the minutes of the General Shareholders’ Meeting to the BOVESPA/CVM	04/01/2008

Public Meeting with Analysts
EVENT	DATE
Public Meeting with Analysts, open to other interested parties

-Investor Meeting APIMEC SP Local: Hotel Unique. Address: Av. Brigadeiro Luís Antonio, 4.700 – São Paulo/SP Room: Tavarua. Brazilian Time: 04:00 p.m.	03/05/2008

-Investor Meeting APIMEC Rio Local: Hotel Sofitel. Address: Av. Atlântica, 4.240 – Rio de Janeiro/RJ. Room: Rio de Janeiro II. Brazilian Time: 12:30 p.m.	03/19/2008

-Investor Meeting APIMEC Sul Local: Hotel Deville. Address: Av. Dos Estados, 1.909 – Porto Alegre/RS. Rooms: Guaíba II e III. Brazilian Time: 05:45 p.m.	04/10/2008

-Investor Meeting APIMEC Salvador Local: Hotel Fiesta Bahia. Address: Av. Antonio Carlos Magalhães, 711 – Salvador/BA. Room: Íris AB. Brazilian Time: 06:30 p.m.	04/23/2008

-Investor Meeting APIMEC SP Local: To be defined.	06/05/2008

-Investor Meeting APIMEC Rio Local: Hotel Sofitel. Address: Av. Atlântica, 4.240 – Rio de Janeiro/RJ. Room: Rio de Janeiro II. Brazilian Time: 12:30 p.m.	06/11/2008

-Investor Meeting APIMEC SP Local: To be defined.	08/13/2008

-Investor Meeting APIMEC Rio Local: Hotel Sofitel. Address: Av. Atlântica, 4.240 – Rio de Janeiro/RJ. Room: Rio de Janeiro II. Brazilian Time: 12:30 p.m.	08/28/2008

Conference Calls
EVENT	DATE
National and International Conference Calls
- Analysis of 2007 results	02/20/2008
- Analysis of 1Q08 results	05/13/2008
- Analysis of 2Q08 results	08/07/2008
- Analysis of 3Q08 results	11/06/2008

Scheduled Board of Directors Meetings
EVENT	DATE
2007 Results	02/18/2008
Delivery of the minutes to the BOVESPA/CVM	02/18/2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 08, 2008

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.